Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the AddThis, Inc. (formerly Clearspring Technologies, Inc.) 2005 Equity Incentive Plan, as Amended, the AddThis, Inc. 2015 Equity Incentive Plan, the Ravello Systems Ltd. US Share Incentive Plan, 2012 and the Ravello Systems Ltd. Employee Share Incentive Plan, 2011, of our reports dated June 25, 2015, with respect to the consolidated financial statements and schedule of Oracle Corporation and the effectiveness of internal control over financial reporting of Oracle Corporation included in its Annual Report (Form 10-K) for the year ended May 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

March 18, 2016